Filed by Vitru Brasil Empreendimentos, Participações e Comércio S.A.

Pursuant to Rule 425 of the U.S. Securities Act of 1933, as amended

Subject Company: Vitru Limited

Commission File Number: 001-39519

TABLE OF CONTENTS

ITEM
1.	Material Fact of Vitru Brasil Empreendimentos, Participações e Comércio S.A.
2.	Press release by Vitru Limited.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

The final terms of the proposed transaction, including any potential issuance of common shares and/or American depositary shares, including the specific terms, remain subject to change and will be determined at the time of such transaction. This communication is being made in respect of the proposed corporate restructuring of Vitru Limited (“Vitru”) and Vitru Brasil Empreendimentos, Participações e Comércio S.A., a Brazilian corporation (sociedade anônima) (“Vitru Brazil”). In connection with the proposed transaction, Vitru Brazil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus of Vitru Brazil for its shares to be issued pursuant to the proposed transaction. Vitru Brazil also plans to file other documents with the SEC and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Vitru Brazil may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 as well as other filings containing information about Vitru Brazil and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s and Vitru Brazil’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s and Vitru Brazil’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru nor Vitru Brazil undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.

Item 1

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.
CNPJ nº 20.512.706/0001-40
NIRE 42.300.047.520

CVM Registered - No. 02705-7

MATERIAL FACT

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A. ("Vitru Brazil"), in compliance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 44, of August 23, 2021 ("CVM Resolution 44"), hereby informs the market that, on September 4, 2023, the board of directors of its direct controlling company, Vitru Limited (Nasdaq: VTRU) (“Vitru”), approved a corporate restructuring by merger proposal, ratified by the Company's Board of Directors on September 5, 2023, subject to the approval of its respective shareholders. If approved, the proposal will result in the merger of Vitru into Vitru Brazil, which would be the surviving entity and would become the new holding company for the Vitru group (“Merger”).

Pursuant to the Merger, all the outstanding common shares of Vitru would be exchanged for common shares of Vitru Brazil, and as a result, the share ownership of Vitru Brazil would be the same as the share ownership of Vitru immediately prior to the completion of the transaction.

Within the scope of the Merger, Vitru Brazil intends to list its common shares under the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (the “B3”). If the Merger is completed, the Vitru shares are expected to be delisted from the Nasdaq Global Select Market (“Nasdaq”) and deregistered under the U.S. Securities Exchange Act of 1934.

It is expected that Vitru Brazil will set up a temporary American depositary shares (“ADS”) program to facilitate the delivery of common shares of Vitru Brazil to holders of common shares of Vitru Cayman. However, Vitru Brazil does not intend to list such ADSs on any stock exchange and intends to terminate such ADS program as soon as practicable after completion of the merger.

“While Vitru has benefited from its listing on the Nasdaq Global Select Market since our IPO in 2020, we believe that having our shares listed on the B3 in Brazil will open opportunities for us to attract a greater number of Brazilian individual investors and investment funds who, legally or in practice, are prevented from trading our shares. Ultimately, these factors may result in increased stock liquidity,” commented Pedro Jorge Graça and William de Matos Silva, Co-CEOs of Vitru and Executive Officers of Vitru Brazil.

The following graphics show the expected structure of the company prior to and upon completion of the proposed transaction.

Vitru Group simplified structure prior to the Merger:

Vitru Group simplified structure after the Merger:

The proposed Merger, if approved, is expected to close in the fourth quarter of 2023 or the first quarter of 2024, subject to the satisfaction of certain conditions, including (a) shareholder approval by the requisite majority of two-thirds of the votes casted by Vitru shareholders, the approval of the proposed transaction by the relevant corporate bodies of Vitru Brazil and by the holders of Vitru Brazil debentures; (b) the effectiveness of a registration statement on Form F-4 in respect of the common shares of Vitru Brazil; (c) the conversion of Vitru Brazil’s registration granted by the CVM from category “B” to “A”; (d) the listing of Vitru Brazil’s shares on the Novo Mercado; and (e) the parties having performed their obligations under the merger documents.

The final terms of the Merger remain subject to change and will be determined in a proper time.

Additionally, Vitru Brazil hereby informs the market that, following approval at the general shareholders' meeting held on September 5, 2023, it has filed, on this date, an application for conversion of Vitru Brazil’s registration from category "B" to category "A" pursuant to CVM Resolution No. 80, of March 29, 2022, as amended, as well an application for the listing of Vitru Brazil’s shares on the Novo Mercado segment of the B3.

In this sense, Vitru Brazil reaffirms its commitment to keep the market in general informed about any relevant developments related to the matters above.

Florianópolis, September 5, 2023.

Carlos Henrique Boquimpani de Freitas

Chief Financial and Investor Relations Officer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

The final terms of the proposed transaction, including any potential issuance of common shares and/or American depositary shares, including the specific terms, remain subject to change and will be determined at the time of such transaction. This communication is being made in respect of the proposed corporate restructuring of Vitru and Vitru Brazil. In connection with the proposed transaction, Vitru Brazil will file with the SEC a registration statement on Form F-4 that will include a prospectus of Vitru Brazil for its shares to be issued pursuant to the proposed transaction. Vitru Brazil also plans to file other documents with the SEC and the CVM regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Vitru Brazil may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 as well as other filings containing information about Vitru Brazil and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s and Vitru Brazil’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s and Vitru Brazil’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru nor Vitru Brazil undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.

Item 2

Vitru Announces Proposed Group Restructuring and Migration of Listing

Florianópolis, Brazil, September 5, 2023 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) today announced that on September 4, 2023, its board of directors has approved a corporate restructuring proposal, subject to the approval of its shareholders. If approved, the proposal would merge Vitru into its wholly-owned subsidiary, Vitru Brasil Empreendimentos, Participações e Comércio S.A., a Brazilian corporation (sociedade anônima) (“Vitru Brazil”), pursuant to which Vitru Brazil would be the surviving entity and would become the new holding company for the Vitru group.

Pursuant to the merger, all the outstanding common shares of Vitru would be exchanged for common shares of Vitru Brazil, and as a result, the share ownership of Vitru Brazil would be the same as the share ownership of Vitru immediately prior to the completion of the transaction. Vitru Brazil intends to list its common shares under the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (the “B3”). If the merger is completed, the Vitru shares are expected to be delisted from the Nasdaq Global Select Market (“Nasdaq”) and deregistered under the U.S. Securities Exchange Act of 1934.

It is expected that Vitru Brazil will set up a temporary American depositary shares (“ADS”) program to facilitate the delivery of common shares of Vitru Brazil to holders of common shares of Vitru Cayman. However, Vitru Brazil does not intend to list such ADSs on any stock exchange and intends to terminate such ADS program as soon as practicable after completion of the merger.

“While Vitru has benefited from its listing on the Nasdaq Global Select Market since our IPO in 2020, we believe that having our shares listed on the B3 in Brazil will open opportunities for us to attract a greater number of Brazilian individual investors and investment funds who, legally or in practice, are prevented from trading our shares. Ultimately, these factors may result in increased stock liquidity,” commented Pedro Jorge Graça and William de Matos Silva, Co-CEOs of Vitru and Executive Officers of Vitru Brazil.

The following graphics show the expected structure of the company prior to and upon completion of the proposed transaction.

Vitru Group simplified structure prior to the Proposed Transaction

Vitru Group simplified structure after the Proposed Transaction

The proposed transaction, if approved, is expected to close in the fourth quarter of 2023 or the first quarter of 2024, subject to the satisfaction of certain conditions, including (a) shareholder approval by the requisite majority of two-thirds of the votes casted by Vitru shareholders, the approval of the proposed transaction by the relevant corporate bodies of Vitru Brazil and by the holders of Vitru Brazil debentures; (b) the effectiveness of a registration statement on Form F-4 in respect of the common shares of Vitru Brazil; (c) the conversion of Vitru Brazil’s registration granted by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) from category “B” to “A”; (d) the listing of Vitru Brazil’s shares on the Novo Mercado; and (e) the parties having performed their obligations under the merger documents.

Following approval at a general shareholders' meeting of Vitru Brazil held on September 5, 2023, Vitru Brazil has filed, on this date, an application for conversion of Vitru Brazil’s registration from category "B" to category "A" pursuant to CVM Resolution No. 80, of March 29, 2022, as amended, as well an application for the listing of Vitru Brazil’s shares on the Novo Mercado segment of the B3.

The final terms of the proposed transaction, including any potential issuance of common shares and/or American depositary shares, including the specific terms, remain subject to change and will be determined at the time of such transaction. This communication is being made in respect of the proposed corporate restructuring of Vitru and Vitru Brazil. In connection with the proposed transaction, Vitru Brazil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus of Vitru Brazil for its shares to be issued pursuant to the proposed transaction. Vitru Brazil also plans to file other documents with the SEC and the CVM regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Vitru Brazil may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 as well as other filings containing information about Vitru Brazil and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s and Vitru Brazil’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s and Vitru Brazil’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru nor Vitru Brazil undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/